September 16, 2009

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	OrthoLogic Corp.
Form 10-K for the fiscal year ended December 31, 2008
Filed on March 13, 2009
Form 10-Q for the fiscal quarter ended June 30, 2009
Filed on August 12, 2009
File No. 001-33560
Your letter dated September 8, 2009

Following is our response to your letter dated September 8, 2009.  We have included your specific questions prior to our response to facilitate your review.

Form 10-K for the fiscal year ended December 31, 2008

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-l

1.
Please amend your filing to include the report of the auditors referred to by Ernst & Young that covers the period from inception through December 31, 2005, which complies with Rule 2-02 of Regulation S-X. Refer to Rule 2-05 of Regulation S-X.

Our Response:

We concur with your observation and will file an amended Form 10-K by or before September 30, 2009.  Our independent registered public accounting firm has performed audit procedures to enable them to eliminate their reference to other auditors and will reflect that change in their report included within the amended Form 10-K.

Form 10-Q for the fiscal quarter ended June 30, 2009

Item 4 - Controls and Procedures, page 14

2.
Your disclosure includes a partial definition of disclosure controls and procedures rather than the complete definition of disclosure controls and procedures contained in Exchange Act Rule l3a-15(e). Specifically, confirm to us that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure, and that you will include this complete definition in future filings.

1275 West Washington Street●Tempe, AZ 85281●Tel 602-286-5414●Fax 602-926-2641●ltaeger@olgc.com

Our Response:

We specifically confirm to you that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

We will include a complete definition in future filings.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if we can be of further assistance.

Sincerely,

/s/ Les M. Taeger
Les M. Taeger
Senior Vice President and Chief Financial Officer
OrthoLogic Corp.

1275 West Washington Street●Tempe, AZ 85281●Tel 602-286-5414●Fax 602-926-2641●ltaeger@olgc.com